Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement on Form S-11 and related Prospectus of GMH Communities Trust for the registration of common shares of beneficial interest and to the inclusion in the Registration Statement of our report dated March 14, 2007 with respect to the consolidated financial statements and the financial statement schedules and internal controls of GMH Communities Trust and our report dated March 15, 2007 with respect to the financial statements of Fort Carson Family Housing, LLC,  included therein and in its Annual Report on Form 10-K for the year ended December 31, 2006, and our report dated April 18, 2007 with respect to the statement of revenues and certain operating expenses (Historical Summary) of Aspen Apartments for the year ended December 31, 2005 included therein.

/s/Reznick Group P.C.

Baltimore, Maryland

April 24, 2007